UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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21002271

'ITED REPORT
X-17A-5
T III

SEC Mail Processing
MAR 02 2021
Washington, DC

SEC FILE NUMBER
8-52182

...G PAGE

In...ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Institutional Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York	New York	10179
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Loren Strife 614-213-7930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

J.P. Morgan Institutional Investments Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2020

Available for Public Inspection

OATH OR AFFIRMATION

I, Loren Strife, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Institutional Investments Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA L JOHNSON, NOTARY PUBLIC
MY COMM. EXP. 08-19-2023
STATE OF OHIO

Signature

Principal Financial and Operations Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2020

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of J.P. Morgan Institutional Investments Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of J.P. Morgan Institutional Investments Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 2001.

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 32,517,080
Receivable from affiliates	697,928
Other receivables	1,814,908
Deferred tax assets, net	12,583
Prepaid expenses and other assets	1,200,842
Income taxes receivable, net	116,022
Total assets	$ 36,359,363
Liabilities and Stockholder's Equity	
Accrued employee compensation and benefits	$ 79,230
Payable to affiliates	1,665,621
Total liabilities	$ 1,744,851
Stockholder's equity	
Common stock ($1 par value, 1000 shares authorized, 100 shares issued and outstanding)	$ 100
Additional paid-in capital	92,716,365
Accumulated deficit	(58,101,953)
Total stockholder's equity	34,614,512
Total liabilities and stockholder's equity	$ 36,359,363

The accompanying notes are an integral part of the financial statements.

1. Organization

J.P. Morgan Institutional Investments Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as an indirect, wholly owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company sells mutual funds and other investment products and it holds licenses with regulatory agencies for representatives of affiliated entities (Note 4).

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies

In the ordinary course of its business, the Company is named as a defendant in various legal actions and administrative proceedings arising in connection with its respective businesses. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

Cash Equivalents

Highly liquid investments with original maturities, at the time of purchase, of three months or less are considered cash equivalents.

The Company's cash equivalents are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Receivables

Receivables include accruals for distribution fees and other receivables. The carrying value represents fair value at December 31, 2020.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid regulatory fees as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Financial Instruments – Credit Losses
Effective January 1, 2020, the Company adopted the Financial Instruments - Credit Losses accounting guidance. The adoption of this guidance established a single allowance framework for all financial assets carried at amortized cost and certain off-balance sheet credit exposures. This framework requires that management's estimate reflects credit losses over the full remaining expected life and considers expected future changes in macroeconomic conditions; and requires a cumulative-effect adjustment to retained earnings as of the beginning of the reporting period of adoption. The adoption of the guidance did not have a material impact on the Company's financial statements. The Company has not historically experienced any material credit losses in connection with receivables from affiliates and third-parties.

Income Taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return. Furthermore, JPMorgan Chase will reimburse the Company currently for losses irrespective of whether the Company would utilize losses on a separate return basis. The Company uses the separate return adjusted for benefits-for-loss allocation methodology to provide for income taxes on all transactions recorded in the financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current tax assets or liabilities.

See Note 6 for a further discussion of income taxes.

3. Revenue from Contracts with Customers

Receivables related to revenue from contracts with customers were $2,512,836 as of December 31, 2020.

The Company is a party to written service agreements with certain affiliates, whereby the Company acts as placement agent for certain private investment funds. In conjunction with providing this service, the Company receives a percentage of the various fund management fees, as agreed upon in the individual, written service agreements. The Company's performance obligation is to act as placement agent in arranging the offering and sale of shares

to investors. Multiple factors outside of the Company's control make the amount of fees subject to constraint/uncertainty (namely volatility in the market conditions applicable to the money market fund and its underlying investments) and these fees are recognized when the probability of reversal is remote, typically at the end of the related billing period. This income is included in placement agent and service fees from affiliates on the statement of income.

The Company is party to a securities clearing agreement with an affiliate, whereby the Company acts as placement agent for certain third-party money market funds and the affiliate acts as the clearing broker for the accounts. The Company receives a revenue share from the affiliate, as agreed upon in the individual, written service agreement. The Company's performance obligation is to act as placement agent in arranging the offering and sale of shares to investors. Multiple factors outside of the Company's control make the amount of fees subject to constraint/uncertainty (namely volatility in the market conditions applicable to the money market fund and its underlying investments) and these fees are accrued and recognized when the probability of reversal is remote, typically at the end of the related billing period.

Rule 12b-1 fees, recorded as distribution fees, are determined based on the average daily net assets of mutual funds. These fees are earned and accrued monthly. The Company's performance obligation is to provide oversight and facilitation of the distribution of the fund interests, which may include development of marketing materials, printing and distribution of prospectuses and reports, and ultimately the sale of the fund interests to investors on behalf of the funds. Multiple factors outside of the Company's control make the amount of 12b-1 fees subject to constraint/uncertainty (namely volatility in the market conditions applicable to the fund and its underlying investments) and these fees are accrued and recognized when the probability of reversal is remote, typically at the end of the related billing period.

The Company has service agreements with affiliates whereby the Company receives reimbursement for expenses incurred in providing certain administrative services related to the registration of representatives. The registration fees are generally prepaid and amortized monthly over the registration period. These performance obligations are considered to be satisfied on an ongoing basis as representatives are registered over the contract term.

4. Related Parties

At December 31, 2020, all cash was held at one financial institution which is a related party of the Company. Cash on deposit of $5,836,569 was held at JPMorgan Chase Bank, N.A. and cash equivalents of $26,680,511 are invested in the 100% U.S. Treasury Securities Money Market Fund.

The Company has service agreements with affiliates whereby the Company receives reimbursement for expenses incurred in providing certain administrative services related to the registration of representatives.

The Company is a party to written service agreements with certain affiliates, whereby the Company acts as placement agent for certain private investment funds. In conjunction with providing this service, the Company receives a percentage of the various fund management fees, as agreed upon in the individual, written service agreements. Because another affiliate bears the primary costs associated with fee income from placement agent services performed by registered representatives, ninety percent of the placement fees earned by the Company are then paid to that affiliate.

The Company is party to a securities clearing agreement with an affiliate, whereby the Company acts as placement agent for certain third-party money market funds and the affiliate acts as the clearing broker for the accounts. The Company receives a revenue share from the affiliate, as agreed upon in the individual, written service agreement.

The Company is party to a mutual fund selling agreement with an affiliate, whereby the Company earns Rule 12b-1 fees for selling mutual funds. Payments received under the selling arrangement are subject to Rule 12b-1 guidelines and are computed based on the average daily net assets multiplied by the Rule 12b-1 fee disclosed in the respective funds' prospectuses.

5. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase and its affiliates. The following is a discussion of JPMorgan Chase's significant benefit plans.

Employee Share-Based Awards

Certain employees of the Company participate in JPMorgan Chase's long-term share-based incentive plans, which provide for grants of common share-based awards in the form of restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. Generally, grant date fair value for RSUs is measured based on the number of units granted multiplied by the stock price at the grant date. The Company separately recognizes compensation expense for each tranche of each award, net of estimated forfeitures, as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, the Company accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest at a rate of 50% after two years and 50% after three years and are converted into shares of JPMorgan Chase common stock as of the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination based on age or service-related requirements, subject to post-employment and other restrictions. All RSUs awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. Predominantly all RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSUs are outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase share-based awards to the Company's employees for the year ended December 31, 2020.

(Actuals)	
RSUs	
Granted	48
Forfeited	0

At December 31, 2020, the Company's employees held 146 unvested RSUs. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pension and Other Postretirement Benefit Plans
JPMorgan Chase and its affiliates have various defined benefit pension plans and other postretirement employee benefit ("OPEB") plans that provide benefits to its employees. The Company's employees are eligible to participate in a qualified, noncontributory U.S. defined benefit pension plan sponsored by a JPMorgan Chase Bank, National Association, and they may also participate in JPMorgan Chase's defined contribution plan. JPMorgan Chase has frozen the Plan which was overfunded as of December 31, 2020. Effective as of January 1, 2020 (and January 1, 2019 for new hires), new pay credits have been directed to the U.S. defined contribution plan. Interest credits on the U.S. defined benefit pension plan will continue to accrue.

In addition, postretirement medical and life insurance benefits are offered to certain retirees, and postretirement medical benefits are offered to qualifying U.S. employees, through JPMorgan Chase's U.S. OPEB plans, which have been prefunded by JPMorgan Chase. There are no separate plans solely for employees of the Company and, therefore, pension expense, defined contribution expense and OPEB expense for the Company is determined based upon employee participation in these plans and are recorded through an intercompany charge, which is cash settled in cash monthly.

6. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2020, the Company had a net deferred tax asset of $12,583. The significant components of the deferred tax asset, as of the balance sheet date, relate primarily to state taxes and compensation-related items. As of December 31, 2020, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2020, the Company had a net current income tax receivable from JPMorgan Chase of $116,022 included in the Statement of Financial Condition.

The Company is a member of the JPMorgan Chase consolidated group which is continually under examination by the Internal Revenue Service, by taxing authorities throughout the world, and by many state and local jurisdictions throughout the U.S. The following table summarizes

the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2020.

December 31, 2020	Periods under examination	Status
JPMorgan Chase - U.S.	2009 - 2013	Field examination of amended returns
JPMorgan Chase - U.S.	2014 - 2016	Field examination
JPMorgan Chase - New York State	2012 - 2014	Field examination
JPMorgan Chase - New York City	2012 - 2014	Field examination
JPMorgan Chase - California	2011 - 2012	Field examination
JPMorgan Chase - U.K.	2006 - 2018	Field examination of certain select entities

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2020, the Company had net capital, as defined under Rule 15c3-1, of $26,339,111 which was $26,089,111 in excess of net capital requirements.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

8. Subsequent Events

Management has evaluated the impact of subsequent events through February 26, 2021, which is the date the financial statements were issued, and has determined that no additional items require disclosure.